RENEWABLE ENERGY AND ECO-SUSTAINABILITY SOLUTIONS

Tassos D. Recachinas
President and CEO
tdr@hdsicorp.com
 Direct: 203-895-7879

May 23, 2012

Via Facsimile
The United States
Securities and Exchange Commission (the “Commission”)
Attn:  Barbara C. Jacobs for Patrick Gilmore
Division of Corporation Finance
Washington, D.C.  20549

 Re:   HDS International Corp.
 Letter dated April 6, 2012
 Amendment No. 1 to Form 8-K
 Filed February 9, 2012
 File No.  000-53949

Dear Ms. Jacobs,

On behalf of HDS International Corp. (the “Company”), I have reviewed your letter dated April 6, 2012 and am providing the following responses.

In response to your request for certain acknowledgements, I hereby acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission; that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to any filing, and; that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

TASSOS D. RECACHINAS
Tassos D. Recachinas

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